UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☒ Form C-TR: Termination of Reporting

Name of Issuer:
SFO84 Inc.

Legal status of Issuer:

Form: C-Corporation

Jurisdiction of Incorporation/Organization: Delaware, USA

Date of Organization: 03/25/2014

Physical Address of Issuer: 584 Castro Street, 94114 San Francisco, CA, USA

Website of Issuer: misterbandb.com

Current Number of Employees: 2

Reason for Termination of Reports:

The Issuer is eligible to terminate its ongoing reporting obligations under Rule 202(b)(2) of Regulation Crowdfunding. The Issuer has filed an annual report in compliance with Rule 202 and has assets that do not exceed $10,000,000 as of the most recent fiscal year-end.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SFO84 Inc.
_____
(Issuer)

By: _____
(Signature)

Matthieu Jost
_____
(Name)

Ceo
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Francois De Landes De Saint Palais d Aussac
_____
(Name)

Coo
_____
(Title)

02/09/2026
_____
(Date)

_____
(Signature)

Marc Dedonder
_____
(Name)

Executive Editor
_____
(Title)

02/09/2026
_____
(Date)

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.